CONSENT OF EXPERT

March 25, 2009

Augusta Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Augusta Resource Corporation

The undersigned hereby consent to the inclusion of information comprising sections 1.3.15 and 1.25.9 of the "Technical Report for the Rosemont Copper Project feasibility Study Update, Pima County, Arizona, USA dated January 14, 2009 and amended on March 17, 2009, in the [Form 40-F Annual Report] and the Annual Information Form of Augusta Resource Corporation (the "Company") dated March 25, 2009.

I also consent to the use of my name with respect to the above consent in the Company's Form 40-F Annual Report and Annual Information Form dated March 25, 2009 and to the use of the name URS Washington Division, in my capacity as Vice President of Engineering.

By: [signature]

John I. Ajie,
Vice President of Engineering
URS Washington Division,
Denver, Colorado, USA